Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Releases 2019 Sustainability Report

Vancouver, B.C. - May 8, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) is pleased to release its 2019 Sustainability Report, which includes details on Pan American's environmental, social, governance ("ESG"), and health and safety performance. An online version of the report and a PDF download are available in English, with the Spanish version coming soon at: https://www.panamericansilver.com/sustainability/sustainability-reports-2/.

“The 2019 Sustainability Report is our tenth published report, and shares our vision of sustainability and our progress towards our sustainability goals and initiatives. The 2019 Sustainability Report also marks Pan American Silver's 25th year of operations. Throughout our history, we have been committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner,” said Michael Steinmann, President and CEO.

Pan American's 2019 Sustainability Report has been prepared in accordance with the Global Reporting Initiative ("GRI") Standards Core option and the GRI Mining & Metals Sector Disclosures. The 2019 Report includes four new operations, formerly part of Tahoe Resources Inc., which Pan American acquired in February 2019.

ESG Call - Save the Date
Pan American is planning to host a call to discuss its sustainability strategy and practices, including its performance on ESG factors. The call is scheduled for September 14, 2020. Further details will be provided closer to the date.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.

Learn more at panamericansilver.com.

For more information contact:

Brent Bergeron
Senior VP, Corporate Affairs and Sustainability
Ph: 604-806-3195
Email: ir@panamericansilver.com

Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1